Filed by Strayer Education, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Capella Education Company

Commission file number 001-33140

InvestorPresentation Q 4 2 0 1 7

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•

the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;
•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;
•	the amount of the costs, fees, expenses and charges related to the merger;
•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;
•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;
•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;
•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and
•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

STRAYER EDUCATION, INC

The company announced on October 30, 2017 that it intends to merge with Capella Education Company in a transaction expected to close in the third quarter of 2018.The following presentation is only relevant to Strayer Education, Inc. and does not include information about Capella Education Company or the pending merger. For information about the pending merger, please see the merger presentation and related SEC filings available on our website under the Investor Relations tab. p g . 4 SEI

Diversified Education Company  Went public in 1996  Trades on NASDAQ as STRA p g . 5 SEI

Four Growth Drivers  Degree programs for working adults through 125 year old Strayer University  Premium and differentiated online MBA program through Jack Welch Management Institute Comprehensive education solutions for corporations and large employers through Strayer@Work    Credentialing alternatives through New York Code + Design Academy p g . 6 SEI

STRAYER UNIVERSITY

125years ofeducating working adultstudents FOUNDED IN BALTIMORE, MD 1892 p g . 8 SU

Regionally Accredited Accredited by the Middle States Commission on Higher Education, the same Regional accreditor that accredits Georgetown, University of Maryland, NYU, and Princeton  p g . 9 SU

~42,000Students* JWMI Grad-Other Grad-IT Grad-Business 15.5% 53.2% Undergrad - Business 11.0% Undergrad - Other 9.9% Undergrad - IT p g . 10 *Summer 2017 enrollment SU

STRAYER UNIVERSITY


WA
OR
CA
ID
NV
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WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
WV
PA
NY
VA
NC
SC
MD
DC
DE
NJ
VT
NH
MA
CT
RI
ME

75 Campuses

SU

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Online  Delivering online degree programs since 1996  Students in all 50 States and internationally 83% of seats delivered online  83% 76% 71% 65% Online seats % of total 2013 2014 2015 2016 p g . 13 SU

Long-term focusonoutcomes andretention Investment in drivers of persistence has yielded improvement over the past three years  80.4% 79.5% 78.6% 77.4% Continuation rate 2013 2014 2015 2016 p g . 14 SU

Current Priorities  Affordability Use of predictive analytics to drive outcomes Reimagining content through StrayerStudios   p g . 15 SU

Affordability  20% undergraduate tuition reduction in 2014 Graduation Fund program provides up to another 25% tuition reduction to bachelor degree program cost    Bachelor’s degree program tuition of $43,050  Master’s degree program tuition of $29,400 p g . 16 SU

Affordability Helping students leverage corporate tuition benefits through 325+ corporate relationships  p g . 17 SU

Predictive Analytics  National leader in use of student analytics to drive outcomes  Created concept of student engagement  Multiple algorithms run daily to inform real-time student support decisions p g . 18 SU

StrayerStudios Real Stories. Real People. Real Business. We have reimagined learning. We teach what’s relevant and useful. Strayer University has launched a production studio to create original, story-driven media. We are doing what no one else is doing in the higher-ed space. From the true stories of business insiders, our students will learn not only business fundamentals, but also the mindsets and skills they need to succeed. Our students come to us because they want to improve their lives and get ahead. We teach them how to immediately apply learning in the real world. p g . 19 SU

Enrollment History 60,700 54,200 51,700 45,500 43,200 43,000 42,200 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 p g . 20 SU 54,300 44,600 36,100 23,500 27,300 14,000 16,500 31,400 20,100

Enrollment Growth 10 5 0 -5 -10 -15 -20 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2014 2015 2016 2017 p g . 21 SU New Continuing Total

JACK WELCH MANAGEMENT INSTITUTE

Based onthetimeless management principles JackWelch of p g . 23 JWMI

Premium product – #1 education brand on p g . 24 JWMI

Ranked a Top25OnlineMBA Program byPrinceton Review  Fastest ever to go from inception to national ranking p g . 25 JWMI

Highstudent satisfaction 80% Net Promoter Score  On par with nationally known brands like Amazon, USAA, and Apple p g . 26 JWMI

Enrollment History 1,365 2012 2013 2014 2015 2016 p g . 27 JWMI 930 670 450 250

Strayer @WORK

Custom corporate learning programs forFortune companies 1000 p g . 29 S@W

Launched atFiatChrysler in  Debt free degree available to all FCA dealership employees nationwide  Innovative subscription pricing model 2015  Nearly 700 FCA employee/family members enrolled p g . 30 S@W

Rated “Most Innovative Education Program” p g . 31 S@W

NYCDA

Background Acquired in January 2016 for $13 million + contingent consideration    Existing management team kept in place  Courses in web and mobile app development  Excellent student job outcomes; superior student service  Aligns with Strayer’s educational and operating philosophies p g . 33 NYCDA

Value  12 week Web Development Intensive Course for $10,000 Enables career changers access to $60,000+ per year coding careers  90%+ job placement within six months of graduation  p g . 34 NYCDA

Growth Opportunity  Bureau of Labor Statistics projecting a deficit of 250,000 workers in coding occupations by 2022  Focused on growing five locations in New York City, Philadelphia, Washington, DC, Salt Lake City, and Amsterdam  Plan to refine operating model in 2017 prior to adding additional sites p g . 35 NYCDA

FINANCIAL PERFORMANCE

Earnings Per Share* ($, diluted) Revenues ($ in Millions) Operating Income* ($ in Millions) 637 627 216 9.70 8.88 562 179 504 446 434 441 5.76 114 4.64 4.35 87 3.73 82 3.21 70 57 2006 2016 2006 2016 2006 2016 *2013 excludes one-time adjustments p g . 37 FINANCIAL 7.60 5.67 4.47 3.61 172 127 98 80 512 396 318 264

Cash Generation 150 100 50 0 2002 2016 Net Income Distributable Cash Flow p g . 38 FINANCIAL ($ in millions)

Q4 2017 Modeling Assumptions* Revenue per student Expenses* Tax Rate Share count $2,465 to $2,500 $97.0m to $98.0m 35.0% to 36.0% 11,300,000 *Excluding any costs or other impact associated with pending merger transaction p g . 39 FINANCIAL AssumptionQ4 2017

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